Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

March 22, 2018

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii), (iv) and (v) under the Investment Company Act of 1940 is an amended statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2017 to September 1, 2018. This statement replaces Exhibit (iii) filed to Form 40-17G originally filed with the Securities and Exchange Commission on October 26, 2017 (Accession No. 0000940394-17-002085)

If you have any questions or comments concerning the enclosed, please contact the undersigned at

(617) 672-8106 or fax (617) 672-1106.

Sincerely,

/s/ Jeremy McLeod

Jeremy McLeod

Vice President

Schedule A

Boston Income Portfolio

Core Bond Portfolio

Dividend Builder Portfolio

Emerging Markets Local Income Portfolio

Eaton Vance Floating Rate Portfolio

Global Income Builder Portfolio

Global Macro Absolute Return Advantage Portfolio

Global Macro Capital Opportunities Portfolio

Global Macro Portfolio

Global Opportunities Portfolio

Government Obligations Portfolio

Greater India Portfolio

Growth Portfolio

High Income Opportunities Portfolio

High Yield Municipal Income Portfolio

International Income Portfolio

Large-Cap Value Portfolio

MSAR Completion Portfolio

Multisector Income Portfolio

Senior Debt Portfolio

Short Duration High Income Portfolio

Short-Term U.S. Government Portfolio

SMID-Cap Portfolio

Stock Portfolio

Tax-Managed Global Small Cap Portfolio

Tax-Managed Growth Portfolio

Tax-Managed International Equity Portfolio

Tax-Managed Multi-Cap Growth Portfolio

Tax-Managed Small-Cap Portfolio

Tax-Managed Value Portfolio

Worldwide Health Sciences Portfolio

5-to-15 Year Laddered Municipal Bond Portfolio

A-1